Exhibit 99.8

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

		March 31,	December 31,
		2021	2020
	Note	$	$
ASSETS
Current assets
Cash		41,408,006	47,731,125
Investments, at fair value	5	22,760,565	21,089,997
Amounts receivable		79,337	2,837
Prepaid expenses and deposits	6	1,932,614	1,258,203
Sales taxes recoverable		1,057,810	1,024,369
Rights-of-use assets		32,652	54,034
Total current assets		67,270,984	71,160,565

Non-current assets
Exploration and evaluation assets	3	999,234	999,234
Property and equipment	4	1,867,224	1,377,129
Total non-current assets		2,866,458	2,376,363

Total Assets		70,137,442	73,536,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	2,132,962	396,451
Flow-through share premium	7	-	185,431
Lease liabilities		31,390	53,201
Total current liabilities		2,164,352	635,083

EQUITY
Share capital	8	88,352,290	87,668,764
Reserves	8	23,987,725	24,208,662
Deficit		(44,366,925)	(38,975,581)
Total equity		67,973,090	72,901,845

Total Equity and Liabilities		70,137,442	73,536,928

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 13)

SUBSEQUENT EVENTS (Note 16)

These financial statements are authorized for issue by the Board of Directors on May 26, 2021. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director

“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

		Three months ended March 31,
		2021	2020
	Note	$	$
Expenses
Corporate development and investor relations		273,676	-
Depreciation		94,842	2,186
Exploration and evaluation expenditures	3,9	6,995,710	731,353
Office and sundry		41,992	20,249
Professional fees	9	312,081	177,695
Salaries and consulting	9	501,321	441,382
Transfer agent and regulatory fees		39,706	4,500
Travel		-	29,245
Loss from operating activities		(8,259,328)	(1,406,610)
Settlement of flow-through share premium	7	185,431	-
Foreign exchange gain		648	872
Interest expense		(1,440)	-
Interest income		39,417	-
Net realized gains on disposal of investments	5	204,230	-
Net change in unrealized gains (losses) on investments	5	2,439,698	(5,203,541)
Loss and comprehensive loss for the period		(5,391,344)	(6,609,279)
Loss per share – basic and diluted ($)	10	(0.04)	(0.08)
Weighted average number of common shares outstanding – basic and diluted		149,024,029	83,209,963

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2021	2020
	$	$
Cash flows from operating activities
Loss for the period	(5,391,344)	(6,609,279)
Adjustments for:
Depreciation	94,842	2,186
Interest expense	1,440	-
Settlement of flow-through share premium	(185,431)	-
Net realized (gains) on disposal of investments	(204,230)	-
Net change in unrealized (gains) losses on investments	(2,439,698)	5,203,541
	(8,124,421)	(1,403,552)
Change in non-cash working capital items:
(Increase) in amounts receivable	(76,500)	(39,802)
(Increase) in prepaid expenses and deposits	(674,411)	(68,220)
(Increase) in sales taxes recoverable	(33,441)	(142,759)
Increase in accounts payable and accrued liabilities	1,736,511	120,396
Net cash used in operating activities	(7,172,262)	(1,533,937)

Cash flows from investing activities
Proceeds on disposal of investments	973,360	-
Purchases of property and equipment	(563,556)	-
Net cash generated from investing activities	409,804	-

Cash flows from financing activities
Stock options exercised	81,050	-
Warrants exercised	381,539	-
Lease payments	(21,810)	-
Interest expense on lease liabilities	(1,440)	-
Net cash generated from financing activities	439,339	-

Net (decrease) in cash	(6,323,119)	(1,533,937)
Cash at beginning of period	47,731,125	7,336,638
Cash at end of period	41,408,006	5,802,701

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in private placement	15,000,000	16,736,110	-	-	-	16,736,110
Total comprehensive loss for the period	-	-	-	-	(6,609,279)	(6,609,279)
Balance at March 31, 2020	93,924,249	27,471,972	2,415,009	2,252,458	(13,050,421)	19,089,018
Shares issued in initial public offering	24,150,000	31,395,000	-	-	-	31,395,000
Flow-through shares issued in private placements	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(3,032,606)	-	-	-	(3,032,606)
Agents’ warrants issued	-	(813,952)	-	813,952	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	26,457,335	-	-	26,457,335
Stock options exercised	9,195,000	12,204,631	(5,168,007)	-	-	7,036,624
Warrants exercised	16,554,292	15,283,142	-	(2,562,085)	-	12,721,057
Total comprehensive loss for the period	-	-	-	-	(25,925,160)	(25,925,160)
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845
Stock options exercised	115,000	141,472	(60,422)	-	-	81,050
Warrants exercised	291,830	542,054	-	(160,515)	-	381,539
Total comprehensive loss for the period	-	-	-	-	(5,391,344)	(5,391,344)
Balance at March 31, 2021	149,091,353	88,352,290	23,643,915	343,810	(44,366,925)	67,973,090

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on May 26, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International

Accounting Standards 34 “Interim Financial Reporting”.

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International

Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of presentation

These condensed interim financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were no indicators of impairment as at March 31, 2021.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at March 31, 2021 and December 31, 2020:

	Newfoundland
	Queensway(i)	Other	Ontario(ii)	Total
Three months ended March 31, 2021	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2020 and March 31, 2021	685,930	13,100	300,204	999,234

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	1,171,023	-	6,796	1,177,819
Drilling	3,115,705	-	-	3,115,705
Geophysics	832,416	-	-	832,416
Office & general	114,746	-	-	114,746
Technical reports	-	-	22,479	22,479
Property taxes, mining leases and rent	19,002	-	-	19,002
Reclamation	87,935	-	-	87,935
Salaries & consulting	970,650	6,520	2,900	980,070
Supplies & equipment	655,763	-	7,278	663,041
Travel & accommodations	58,952	-	45	58,997
Exploration cost recovery	(76,500)	-	-	(76,500)
	6,949,692	6,520	39,498	6,995,710
Cumulative exploration expense – March 31, 2021	17,195,237	52,371	1,326,449	18,574,057

	Newfoundland
	Queensway(i)	Other	Ontario (ii)	Total
Three months ended March 31, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019 and March 31, 2020	658,700	16,500	425,516	1,100,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,633,775	-	837,133	3,470,908
Assays	87,215	-	211	87,426
Geophysics	552,008	-	-	552,008
Office & general	546	-	-	546
Property taxes, mining leases and rent	12,520	-	-	12,520
Salaries & consulting	59,415	-	7,500	66,915
Supplies & equipment	24,609	-	-	24,609
Travel & accommodations	17,595	-	-	17,595
Exploration cost recovery	(30,266)		-	(30,266)
	723,642	-	7,711	731,353
Cumulative exploration expense – March 31, 2020	3,357,417	-	844,844	4,202,261

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)	Queensway Project – Gander, Newfoundland

As at March 31, 2021, the Company owns a 100% interest in 86 (March 31, 2020 – 64) mineral licenses including 6,041 (March 31, 2020 – 3,547) claims comprising 151,030 (March 31, 2020 – 88,675) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The optioned lands carry various net smelter return (“NSR”) royalties ranging from 0.6% to 2.0% which can be reduced to 0.5% to 1.0%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

(ii)	Ontario Projects

As at March 31, 2021, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

4.	PROPERTY AND EQUIPMENT

	Property and	Computer	Geological
	Buildings	Equipment	Equipment	Vehicles	Total
Cost	$	$	$	$	$
Balance at January 1, 2020	-	-	-	45,949	45,949
Additions	836,009	15,860	336,020	258,551	1,466,440
Balance at December 31, 2020	836,009	15,860	336,020	304,500	1,492,389
Additions	280,031	3,434	161,093	118,998	563,556
Balance at March 31, 2021	1,116,040	19,294	497,113	423,498	2,055,945

Accumulated Depreciation
Balance at January 1, 2020	-	-	-	16,800	16,800
Depreciation	6,998	4,090	45,474	41,898	98,460
Balance at December 31, 2020	6,998	4,090	45,474	58,698	115,260
Depreciation	7,523	1,982	36,681	27,275	73,461
Balance at March 31, 2021	14,521	6,072	82,155	85,973	188,721

Carrying Amount
At December 31, 2020	829,011	11,770	290,546	245,802	1,377,129
At March 31, 2021	1,101,519	13,222	414,958	337,525	1,867,224

5.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss in the period in which they occur.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Investments consisted of the following as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	$	$
Exploits Discovery Corp.(i)	2,805,597	3,957,368
MetalsTech Limited	352,218	604,852
Novo Resources Corp.	19,602,750	16,527,777
Investments, end of period	22,760,565	21,089,997

(i)	The Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021 and trading restrictions expiring April 8, 2021 and was discounted in the amount of $311,733.

An analysis of investments including related gains and losses for the three months ended March 31, 2021 and 2020 is as follows:

	Three months ended March 31,
	2021	2020
	$	$
Investments, beginning of period	21,089,997	114,937
Investments received in private placement	-	16,736,110
Disposition of investments	(973,360)	-
Realized gain on investments	204,230	-
Unrealized gain (loss) on investments	2,439,698	(5,203,541)
Investments, end of period	22,760,565	11,647,506

6.	PREPAID EXPENSES AND DEPOSITS

	March 31,	December 31,
	2021	2020
	$	$
Prepaid expenses	1,444,001	761,595
Mineral license deposits	488,613	496,608
Prepaid expenses and deposits, end of period	1,932,614	1,258,203

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued
	June 4, 2020	June 10, 2020	Total
	$	$	$
Balance at December 31, 2019	-	-	-
Liability incurred on flow-through shares issued	1,697,704	259,915	1,957,619
Settlement of flow-through share premium on expenditures incurred	(1,536,893)	(235,295)	(1,772,188)
Balance at December 31, 2020	160,811	24,620	185,431
Settlement of flow-through share premium on expenditures incurred	(160,811)	(24,620)	(185,431)
Balance at March 31, 2021	-	-	-

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”). As at March 31, 2021, the Company incurred $647,255 in Qualifying CEE and amortized a total of $185,431 of its flow-through liabilities, satisfying its remaining flow-through obligations.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

8.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At March 31, 2021, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2021

During the three months ended March 31, 2021, 115,000 stock options were exercised at a weighted average exercise price of $0.70 per share for gross proceeds of $81,050.

During the three months ended March 31, 2021, 291,830 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $381,539.

Details of Common Shares Issued in 2020

During fiscal 2020, 9,195,000 stock options were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $7,036,624.

During fiscal 2020, 16,554,292 warrants were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $12,721,057.

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,697,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 13, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 per share for 12 months from the date of issue in connection with the initial public offering.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the three months ended March 31, 2021 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December 31,			Cancelled/	March 31,	March 31,
Expiry date	Price	2020	Granted	Exercised	Expired	2021	2021
February 20, 2022	$0.15	75,000	-	-	-	75,000	75,000
September 30, 2023	$0.40	250,000	-	-	-	250,000	250,000
December 17, 2024	$0.50	2,685,000	-	(100,000)	-	2,585,000	2,585,000
April 18, 2025	$1.00	1,500,000	-	-	-	1,500,000	1,500,000
May 23, 2025	$1.075	225,000	-	-	-	225,000	225,000
August 11, 2025	$1.40	2,965,000	-	-	-	2,965,000	2,965,000
September 3, 2025	$2.07	215,000	-	(15,000)	-	200,000	200,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,242,500	-	-	-	6,242,500	6,242,500
		14,182,500	-	(115,000)	-	14,067,500	14,067,500
Weighted average exercise price $		2.36	-	0.70	-	2.37	2.37
Weighted average contractual remaining life (years)		4.58	-	-	-	4.33	4.33

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the three months ended March 31, 2020 is as follows:

		Outstanding				Outstanding Exercisable
	Exercise	December 31,			Cancelled/	March 31,	March 31,
Expiry date	Price	2019	Granted	Exercised	Expired	2020	2020
February 20, 2022	$0.15	1,930,000	-	-	-	1,930,000	1,930,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
December 17, 2024	$0.50	5,605,000	-	-	-	5,605,000	5,605,000
		7,885,000	-	-	-	7,885,000	7,885,000
Weighted average exercise price $		0.41	-	-	-	0.41	0.41
Weighted average contractual remaining life (years)		4.22	-	-	-	3.97	3.97

The weighted average fair value of share purchase options exercised during the three months ended March 31, 2021 is $0.53 (three months ended March 31, 2020 - $Nil). The weighted average share price of options exercised at the date of exercise during the three months ended March 31, 2021 is $4.29 (three months ended March 31, 2020 – $Nil).

Warrants

The continuity of warrants for the three months ended March 31, 2021 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,			Cancelled/	March 31,
Expiry date	Price	2020	Issued	Exercised	Expired	2021
August 11, 2021	$1.30	714,462	-	(238,155)	-	476,307
August 13, 2021	$1.30	113,399	-	(37,799)	-	75,600
May 12, 2022	$1.30	39,475	-	(5,076)	-	34,399
May 13, 2022	$1.50	36,052	-	(3,300)	-	32,752
June 4, 2022	$1.50	25,845	-	(7,500)	-	18,345
June 10, 2022	$1.30	4,107	-	-	-	4,107
		933,340	-	(291,830)	-	641,510
Weighted average exercise price $		1.31	-	1.31	-	1.32
Weighted average contractual remaining life (years)		0.70	-	-	-	0.47

The continuity of warrants for the three months ended March 31, 2020 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,			Cancelled/	March 31,
Expiry date	Price	2019	Issued	Exercised	Expired	2020
November 29, 2022	$0.75	16,000,000	-	-	-	16,000,000
		16,000,000	-	-	-	16,000,000
Weighted average exercise price $		0.75	-	-	-	0.75
Weighted average contractual remaining life (years)		2.92	-	-	-	2.67

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

The weighted average fair value of warrants exercised during the three months ended March 31, 2021 is $0.55 (three months ended March 31, 2020 - $Nil). The weighted average share price of warrants exercised at the date of exercise during the three months ended March 31, 2021 is $4.15 (three months ended March 31, 2020 – $Nil).

9.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Three months ended March 31,
	2021	2020
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(99,340)	(4,500)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	-	(127,234)
Options exercised by members of key management	50,000	-

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer. On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated.

As at March 31, 2021, $112,254 is included in accounts payable and accrued liabilities for the amounts owed to GoldSpot Discoveries Inc. (December 31, 2020 - $Nil owed to related corporations).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

		Three months		Three months
	Salaries and	ended March 31,	Salaries and	ended March 31,
	Consulting	2021	Consulting	2020
	$	$	$	$
Executive Chairman	75,000	75,000	44,070	44,070
Chief Executive Officer	75,000	75,000	275,000	275,000
President	52,500	52,500	37,500	37,500
Chief Financial Officer	13,500	13,500	30,000	30,000
Chief Operating Officer	48,750	48,750	32,500	32,500
Non- executive directors	12,000	12,000	-	-
Total	276,750	276,750	419,070	419,070

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	LOSS PER SHARE

	Three months ended March 31,
	2021	2020
Loss attributable to common shareholders ($)	5,391,344	6,609,279
Weighted average number of common shares outstanding	149,024,029	83,209,963
Loss per share attributed to common shareholders	$0.04	$0.08

Diluted loss per share did not include the effect of 14,067,500 (three months ended March 31, 2020 – 7,885,000) share purchase options and 641,510 (three months ended March 31, 2020 – 16,000,000) common share purchase warrants as they are anti-dilutive.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended March 31,
	2021	2020
	$	$
Non-cash investing and financing activities:
Investments received for private placement	-	16,736,110
Right-of-use assets	32,652	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

12.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

13.	COMMITMENTS

The following table summarizes the Company’s long-term commitments as at March 31, 2021:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Lease obligations	31,390	-	-	-	-

The Company is required to spend approximately $1,454,079 over the next 12 months to keep all claims owned in good standing.

The following table summarizes the Company’s long-term commitments as at December 31, 2020:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Lease obligations	53,201	-	-	-	-

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s only financial instrument measured at fair value are its investments, for which the fair value is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1	Level 2	Level 3	Total
		$	$	$	$
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
March 31, 2021	22,760,565	19,954,968	2,805,597	-	22,760,565
December 31, 2020	21,089,997	17,132,629	3,957,368	-	21,089,997

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the three months ended March 31, 2021 and 2020.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at March 31, 2021, the Company has total liabilities of $2,164,352 and cash of $41,408,006 which is available to discharge these liabilities (December 31, 2020 – total liabilities of $635,083 and cash of $47,731,125). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2020.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, and the Australian dollar and the Canadian dollar at March 31, 2021 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

(iii) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv) Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at March 31, 2021 would change the Company’s net income (loss) by $2,030,719 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2020.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at March 31, 2021 totalled $67,973,090 (December 31, 2020 - $72,901,845). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2021.

16.	SUBSEQUENT EVENTS

Investments

In April 2021, the Company participated in a non-brokered private placement in Labrador Gold Corp. consisting of 7,000,000 units at a price of $0.55 per unit for a gross investment of $3,850,000. Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the Company to acquire one common share at an exercise price of $0.75 for two years from the date of issue.

In May 2021, the Company participated in a non-brokered private placement in Exploits Discovery Corp. consisting of 6,666,667 units at a price of $0.60 per unit for a gross investment of $4,000,000. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the Company to acquire one common share at an exercise price of $0.70 for two years from the date of issue.

In May 2021, the Company participated in a non-brokered private placement in Labrador Gold Corp. consisting of 5,555,556 units at a price of $0.90 per unit for a gross investment of $5,000,000. Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the Company to acquire one common share at an exercise price of $1.05 for two years from the date of issue.

Private Placement

Subsequent to March 31, 2021, the Company completed a non-brokered private placement of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid finder’s fees of $524,974 in cash.

Stock Options Exercised

Subsequent to March 31, 2021, 389,500 stock options were exercised at a weighted average exercise price of $0.94 for gross proceeds of $365,090.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	SUBSEQUENT EVENTS (continued)

Stock Options Granted

Subsequent to March 31, 2021, 1,369,000 stock options were granted at an exercise price of $6.79 and an expiry date of April 29, 2026.

Subsequent to March 31, 2021, 200,000 stock options, that are subject to shareholder approval, were granted at an exercise price of $8.62 and an expiry date of May 17, 2026.

Warrants Exercised

Subsequent to March 31, 2021, 11,911 warrants were exercised at a weighted average exercise price of $1.48 for gross proceeds of $17,636.